# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Rapid Micro Biosystems, Inc., CIK 0001380106
CUSIP: 75340L104
Title of class of securities: Common Stock, par value $0.01
Address of issuer's principal executive offices: 25 Hartwell Avenue, Lexington, Massachusetts (MA), 02421
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001873032

## Reporting persons
- Endeavour Medtech Growth II LP: type of reporting person: partnership (PN); citizenship or place of organization: Guernsey (Y7); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,257,099; sole dispositive power 0; shared dispositive power 2,257,099; aggregate amount beneficially owned 2,257,099 (5.7% of the class)
  Comment: (1) Includes (i) 2,217,190 shares of Class A common stock held by Endeavour Medtech Growth II LP and (ii) 39,909 shares of Class A common stock held by Endeavour Medtech Growth II Parallel LP.
  (2) Based on 39,823,026 shares of Class A Common Stock of the Issuer outstanding as of October 31, 2025 as reported by the Issuer in the Form 10-Q, filed with the United States Securities and Exchange Commission (the "Commission") on November 7, 2025 (the "Form 10-Q").
- Endeavour Medtech Growth II Parallel LP: type of reporting person: partnership (PN); citizenship or place of organization: Guernsey (Y7); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,257,099; sole dispositive power 0; shared dispositive power 2,257,099; aggregate amount beneficially owned 2,257,099 (5.7% of the class)
  Comment: (1) Includes (i) 2,217,190 shares of Class A common stock held by Endeavour Medtech Growth II LP and (ii) 39,909 shares of Class A common stock held by Endeavour Medtech Growth II Parallel LP.
  (2) Based on 39,823,026 shares of Class A Common Stock of the Issuer outstanding as of October 31, 2025 as reported by the Issuer in the Form 10-Q, filed with the United States Securities and Exchange Commission (the "Commission") on November 7, 2025.
- Endeavour Medtech II GP Limited: type of reporting person: partnership (PN); citizenship or place of organization: Guernsey (Y7); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,257,099; sole dispositive power 0; shared dispositive power 2,257,099; aggregate amount beneficially owned 2,257,099 (5.7% of the class)
  Comment: (3) Includes (i) 2,217,190 shares of Class A common stock held by Endeavour Medtech Growth II LP and (ii) 39,909 shares of Class A common stock held by Endeavour Medtech Growth II Parallel LP.
  (4) Based on 39,823,026 shares of Class A Common Stock of the Issuer outstanding as of October 31, 2025 as reported by the Issuer in the Form 10-Q, filed with the United States Securities and Exchange Commission (the "Commission") on November 7, 2025.

## Item 1. Issuer
Name of issuer: Rapid Micro Biosystems, Inc.
Address of issuer's principal executive offices: 25 Hartwell Avenue, Lexington, MA 02421

## Item 2. Person Filing
Name of person filing:
This Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

(i) Endeavour Medtech Growth II LP
(ii) Endeavour Medtech Growth II Parallel LP
(iii) Endeavour Medtech II GP Limited
Address of principal business office or, if none, residence: The address of the principal business and principal office of each of the Reporting Persons is P.O. Box 656, East Wing Trafalgar Court, Les Banques, St Peter Port, Guernsey GY1 3PP
Citizenship: Each of (1) Endeavour Medtech Growth II LP, (2) Endeavour Medtech Growth II Parallel LP and (3) Endeavour Medtech II GP Limited is a Guernsey limited partnership.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Endeavour Medtech Growth II LP

2,217,190 shares of Class A common stock are held of record by Endeavour Medtech Growth II LP ("EMG II"). Endeavour Medtech II GP Limited ("Endeavour GP") is the general partner of EMG II.

Endeavour Medtech Growth II Parallel LP

39,909 shares of Class A common stock are held of record by Endeavour Medtech Growth II Parallel LP ("EMG II AFF"). Endeavour GP is the general partner of EMG II AFF.

As a result of foregoing, and the relationships described in Item 2(a) of this Schedule 13G, the Reporting Persons may be deemed to share ownership over the reported 2,257,099 shares of Class A common stock, but the filing of this Statement shall not be deemed an admission of such beneficial ownership by any of the Reporting Persons for purposes of Section 13(d) or Section 13(g) or for any other purpose.
Percent of class: 5.7%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 2,257,099
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 2,257,099

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Endeavour Medtech Growth II LP: /s/ Nick Barton, Nick Barton, Director (02/13/2026)
- Endeavour Medtech Growth II Parallel LP: /s/ Nick Barton, Nick Barton, Director (02/13/2026)
- Endeavour Medtech II GP Limited: /s/ Nick Barton, Nick Barton, Director (02/13/2026)
Comment: Endeavour Medtech Growth II LP is signed for by Endeavour Medtech II GP Limited, its General Partner.
Endeavour Medtech Growth II Parallel LP is signed for by Endeavour Medtech II GP Limited, its General Partner..